Filed by: Whirlpool Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                             Subject Company: Maytag Corporation
                                                       Commission File No: 1-655



         On July 18, 2005, Whirlpool Corporation held a conference call to discuss the Maytag proposal with members of the financial community.
                   The following is a transcript of such call.



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                                                               Final Transcript







   Conference Call Transcript

   WHR - Whirlpool Corporation Conference Call

   Event Date/Time: Jul. 18. 2005 / 11:00AM ET
   Event Duration: N/A




















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Jul. 18. 2005 / 11:00AM, WHR - Whirlpool Corporation Conference Call
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CORPORATE PARTICIPANTS

 Larry Venturelli
 Whirlpool Corp. - VP IR

 Jeff Fettig
 Whirlpool Corp. - Chairman, President, and CEO

 Roy Templin
 Whirlpool Corp. - CFO and EVP



CONFERENCE CALL PARTICIPANTS

 Sam Darkatsh
 Raymond James - Analyst

 Laura Champine
 Morgan, Keegan - Analyst

 Eric Bosshard
 FTN Midwest Ressearch - Analyst

 David MacGregor
 Longbow Research - Analyst

 Michael Rehaut
 JP Morgan - Analyst

 Jeff Sprague
 Smith Barney - Analyst

 Felippe Goossens
 Credit Suisse First Boston - Analyst

 Larry Horan
 Parker/Hunter - Analyst

 Mark Pumper
 Lehman Brothers - Analyst

 Tim Fulman
 Omega Advisors - Analyst

 Tom Leneal
 Barclays - Analyst



 PRESENTATION

--------------------------------------------------------------------------------
Operator

Good day, everyone, and welcome to the Whirlpool Corporation conference call. Today's conference call is being recorded. For opening remarks and introductions, I would like to the turn the call over to the Vice President of Investor Relations, Mr. Larry Venturelli. Please go ahead, sir.


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Larry Venturelli  - Whirlpool Corp. - VP IR

Thank you. Good morning and welcome to our conference call to discuss Whirlpool's announcements regarding the proposal to acquire Maytag. Our opening remarks will refer to a slide presentation which is available on our investor Web page. Today the Company confirmed our full-year earnings and cash flow guidance. We will not be discussing our second-quarter results at this time, but will do so during our previously communicated earnings conference call this Thursday, July 21, at 10 AM Eastern Time.

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Jul. 18. 2005 / 11:00AM, WHR - Whirlpool Corporation Conference Call
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Due to the nature and sensitivity of the proposed transaction, the question-and-answer portion of our call will be limited in scope. During the call we will be making forward-looking statements to assist you in your understanding of our Company's future expectations. Our actual results could differ materially from these statements due to many factors discussed in our latest 10-K and 10-Q, as well as to the proposed acquisition we will be discussing today. Now I'd like to turn the call over to Whirlpool's Chairman, President, and Chief Executive Officer, Jeff Fettig, for his opening remarks. Jeff?


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Jeff Fettig  - Whirlpool Corp. - Chairman, President, and CEO

Good morning, everyone, and thank you for joining us today. As you know, yesterday we announced that we have submitted an acquisition proposal to Maytag's Board of Directors. We believe this is an exciting and important opportunity for both companies. While the amount of detail we can provide at this stage is limited, I would like to share with you our thoughts about the proposal and why it makes so much sense for the shareholders of both Whirlpool and Maytag, as well as for our trade customers and for consumers.

I would like to first provide you with a quick overview of the proposal. You can see this overview on slide 1 of the presentation that is currently available on our website. We have proposed acquiring all of Maytag's outstanding common stock for $17 per share, of which at least 50% of the consideration will be paid in cash, with the balance in Whirlpool stock. This transaction would be valued at
2.3 billion including assumed debt of 969 million, which represents a 21% premium to the current Triton private equity proposal.

We believe that our proposal is both financially and strategically compelling and will deliver a significant value to both Maytag and Whirlpool shareholders. We also believe these combined businesses can achieve substantial efficiencies, which will provide the capacity for the appropriate ongoing investment and direct benefits to customers and consumers.

Of course, a question will be asked on whether the proposed acquisition will receive regulatory approval. This is one of the many areas we have analyzed in depth over the last two months; and based on our extensive review of the factors specifically impacting the appliance industry, including its intensely competitive nature, we are confident that the requisite regulatory approvals will be obtained.

Of course we are at the early stages of our bid and so far we have only been able to review our public available data. However, we are prepared and ready to commence due diligence immediately. We have requested Maytag's Board of Directors to allow us to do so and to begin negotiations on the definitive merger agreement while due diligence proceeds. We are confident that with Maytag's cooperation this process can be completed quickly.

If you will now turn to slide 2, I would like to discuss why we believe this combination fits very well with Whirlpool's existing strategy and our global capabilities. Whirlpool has a strong operating and financial position, and has been successful in developing innovation and value to consumers and to our trade partners. We believe our position as well as our proven global capabilities represent the best solution to ensuring the long-term success of the Maytag brands.

The success of the Whirlpool business is driven by our global capabilities to understand and fulfill customer needs, to develop highly innovative branded solutions, to effectively serve trade customers, and continuously improve productivity and quality. Our global manufacturing, global purchasing, and product technology capabilities give us the ability to continually improve efficiency and maintain our best cost position. We do believe our global infrastructure capabilities already in place will allow for rapid integration and result in significant efficiencies.

Secondly, our trade management and distribution capabilities enable us to provide outstanding service levels to our trade customers. Our business to business processes, systems, and training programs help trade customers to reduce their complexities of running their businesses and support their efforts to create value for consumers.

Third, we currently have an innovation pipeline with literally hundreds of commercial concepts and products at various stages of development. This innovation can very quickly reinvigorate the Maytag brands and significantly increase the attractiveness of the products to consumers in the marketplace. At the same time, we believe Maytag's brands will complement our own brand portfolio, enabling us to reach a broader segment of the consumer market.

For those of you on the call who may not be familiar with the appliance industry, it is a very open and competitive market. We have more appliance companies operating in the North American market today than we had 10 years ago. The rapid pace of change that has been seen taking place will continue, with growing presence of competitors from around the world.

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Jul. 18. 2005 / 11:00AM, WHR - Whirlpool Corporation Conference Call
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I would also note that in this market appliance trade customers are very large and sophisticated, requiring Whirlpool and other companies to compete vigorously and continually on cost, quality, innovation, and customer service in order to win their business. The prospect of a revitalized Maytag brand in the marketplace enhances competition and is something that we believe trade partners and consumers will look forward to. In fact already today we have begun hearing from many of our trade partners about our plans, and I am extremely pleased with the feedback that we're getting from them.

Let me now turn to the benefits of this transaction. We believe this proposal can create superior value for both sets of shareholders. It offers the best and offers the best opportunity to address Maytag's business needs. For Maytag shareholders, our proposal is clearly superior. Not only will they receive a significant premium over the Triton's current proposal, but they will also get the opportunity to share in the upside potential of the combined Company through a continuing investment in Whirlpool.

Whirlpool shareholders of course will strongly benefit through the combined efficiencies from the integration. It's too early in the process to get into the specific details about these efficiencies; however I can say, based on our nearly two months of analysis of publicly available information, we expect these opportunities to be significant. We also believe that Whirlpool's deep innovation capabilities and pipeline will result in increased innovation for the Maytag brands, which will strongly benefits consumers and trade customers. As I previously mentioned, we believe our trade customers will see the positive benefits of the revitalized Maytag brands, as well as improved support and service that we will be able to provide.

In summary, we strongly believe that Whirlpool is best positioned to realize gains and efficiencies which translate into consumer and trade benefits. The combination of the two businesses will deliver superior value for our shareholders. It will provide direct benefits to consumers and to trade customers.

The proposed acquisition is a great fit with Whirlpool's strategy and global capabilities, and the combination would actually improve competitiveness in our industry by setting higher standards for innovation, efficiency, and customer service. This proposed transaction provides the best opportunity to address Maytag's business needs by driving these substantial efficiencies and innovation, which will generate shareholder value and consumer benefits for many years to come.

As I said earlier, we are extremely excited about this proposed Whirlpool-Maytag combination. Because the proposal is subject to due diligence and the negotiation and definitive agreement, we are prepared to move quickly to achieve this. Again, based on the work we have done to date we do expect regulatory approval on the proposed combination.

With this in mind, I know you will understand that we're limited in what we can say about this to you today. But if you have any questions about the specifics that they we have already put out there, we will do our best answer them. Now we will open this up for question-and-answers.



 QUESTION AND ANSWER

--------------------------------------------------------------------------------
Operator

(OPERATOR INSTRUCTIONS) Sam Darkatsh, Raymond James.


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Sam Darkatsh  - Raymond James - Analyst

First off, at the least I applaud your courage and enthusiasm with this deal. It is a heady announcement, and best wishes and best of luck with it. Remind us what your cost of capital hurdle rate is, particularly for significant uses of capital. Then also to that end, remind us what is acceptable in terms of a time frame to wait until an acquisition begins to earn that cost of capital.


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Jeff Fettig  - Whirlpool Corp. - Chairman, President, and CEO

Well, Sam, we use as our overall cost of capital 9%; and the return rate really depends on what type of investment. I think the essence of your question is, how fast will this pay off for us? We are really not in a position to share the details of that today. But as we go through this next phase and get to the point where, if in fact we do complete our due diligence and make a firm offer, I think we can provides some more insight on that.

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Jul. 18. 2005 / 11:00AM, WHR - Whirlpool Corporation Conference Call
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Sam Darkatsh  - Raymond James - Analyst

Okay. So the best of your ability, and I am trying to speak generically so you don't have to speak specifically about this deal, but would it be fair to say that in normal circumstances if an acquisition were to begin to earn its cost of capital within two or three years that would be an acceptable time frame? Is that how we should look at it?


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Jeff Fettig  - Whirlpool Corp. - Chairman, President, and CEO

Again, Sam, for me to start giving you specifics on that would be unfair, because we would have to really try to explain our whole rationale and the details. We're just not to the point where we're comfortable sharing any of those details.


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Sam Darkatsh  - Raymond James - Analyst

Okay. Second question, it appears as though this would be an FTC type of question, but it appears as though the combined market share in laundry would be considerably higher than in other categories, as an example. Although I think overall I don't see necessarily that much of an issue. Do you foresee there being certain categories where you may have to take a look at ways to make it more palatable? Or do you believe as it stands it should pass?


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Jeff Fettig  - Whirlpool Corp. - Chairman, President, and CEO

The short answer, we think the whole situation will be approved. But Sam, let me maybe share a little bit more around that. As I said, we are confident that we will gain regulatory approval including antitrust clearance. This is based both on our internal and expert legal advice.

We went through a process of reviewing the specific appliance industry dynamics, and looked at really the factors which determine the competitive nature of the industry. It has confirmed our conviction there really is, in our view, no plausible concern that competition would be diminished in any product category in which we compete. It is based upon a number of items, and I will share a few of them with you.

First of all is the appliance industry dynamics. Competition in the appliance industry is intense, and we see there is nothing about the acquisition of Maytag by Whirlpool will change that. In fact the efficiencies that we see in this combination, being cost savings and increased innovation and quality, will intensify competition. We see without this combination Maytag would continue to be a high cost and have trouble competing in this kind of environment.

The second area that we think is very important is the trade structure in the North American market. Today we have got very large and sophisticated trade partners, as those who call (ph) our industry know. The four largest appliance retailers in the U.S. account for over 65% of the market. They have over 40 -- 4,600 (ph) stores. They are adding at a rate of over 300 stores a year. That has grown from about 50% only five years ago.

For the remainder of the market we have very well organized and sophisticated buying groups, which represents the remainder of the retail market; and we see a similar trend happening in the builder market.

Sears as you know is the largest retailer, owns the Kenmore brand, which is the largest selling brand in the marketplace. There is at least five different manufacturers who supply Sears products for the Kenmore brand. There is a large number of competitors that can compete at any time for that type of the business. So when we look from that dynamic we really do see a very strong and competitive dynamic in the marketplace.

The other factor that we looked at is the competition in the market. As you know, this is a very open market. There's virtually no barriers to entry. There is easy access to distribution. It's a very short period of time it takes to add manufacturing. Given all that, as we have evaluated this from an antitrust standpoint, we believe an acquisition of Maytag by Whirlpool will actually enhance this already very dynamic and competitive environment. We think it will increase the efficiency of production in the appliance industry.

We not only did this in total, but the analysis we have conducted on this confirms this point for all product categories in which both Whirlpool and Maytag compete. So that's really kind of an outline of why we're confident that we will receive regulatory approval.

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Jul. 18. 2005 / 11:00AM, WHR - Whirlpool Corporation Conference Call
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Sam Darkatsh  - Raymond James - Analyst

Two or three more quick questions, if I could, Jeff. One investor concern might be that Whirlpool hasn't had a whole lot of experience ingesting large acquisitions. I guess the last one that was real significant would be the Philips acquisition of the European operations back in the mid-'90s, and that has had spotty results. How would you allay those fears that the organization does have a core competency to be able to integrate this business well?


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Jeff Fettig  - Whirlpool Corp. - Chairman, President, and CEO

Sam, I would say that first of all Philips was an expansion to a completely new region, new markets (indiscernible). It was quite a bit different. I think if you look at more recent years where we have integrated, certainly our Mexico business which we acquired and integrated has been hugely successful fore us. Same with Polar in Europe. Granted these are different size and magnitude.

But I would just say, to step back and think about it, this business, the Maytag business, is largely a North America business. It's a market we have operated in for a long time. We know the business very well. We know how it operates very well. We know all the dynamics that take place in this marketplace. So I think in terms of understanding how to integrate it, we feel very good about it.

We think we have the skills and capabilities we can readily bring to this business. An important consideration we feel very good about is we have the organizational skills and capabilities and capacity to get it done. So that's a fair question, but I think it's something that we have a high level of comfort in.


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Sam Darkatsh  - Raymond James - Analyst

So what would you see, provided that you do end up acquiring the business, what would you see as the biggest risk to the deal, to Whirlpool? Would it be an executional issue? Would it be a trade partner or two putting you in the penalty box for fear of being too leveraged? What would be the biggest risk or concern you would have in terms of seamlessly integrating the two businesses?


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Jeff Fettig  - Whirlpool Corp. - Chairman, President, and CEO

Sam, everything you -- there are a number of risks that we're methodically working through. Again I would just say we need to complete our assessment in the due diligence phase to really give you a fair and accurate assessment.


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Operator

Laura Champine.


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Laura Champine  - Morgan, Keegan - Analyst

I wonder if you would be willing to talk about what you view as the future of Hoover; and maybe more specifically what your thoughts are on their manufacturing capacity both in the U.S. and in Mexico.


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Jeff Fettig  - Whirlpool Corp. - Chairman, President, and CEO

Laura, I really can't get into that level of specifics. Again, we have not got access to the due diligence information, and I am really not prepared to give any opinions on that.

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Jul. 18. 2005 / 11:00AM, WHR - Whirlpool Corporation Conference Call
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Laura Champine  - Morgan, Keegan - Analyst

Okay. How about it seems that Sears is converting a number of Kmart locations in the back half of this year. It seems -- I wonder if you would be willing to comment on what your capacity utilization is at Whirlpool, or what you expect it to be for the year. Was there any thought of being able to tap incremental capacity at Maytag? Is that part of your process on the bid today?


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Jeff Fettig  - Whirlpool Corp. - Chairman, President, and CEO

Laura, I think what you are asking about is kind of a short-term today issue. But, no, that is not on a more -- at an enterprise level -- structural issue, I think certainly we believe that the opportunity for investment at (inaudible) of both companies is a great way to have more efficient returns. We think there is an enterprise-level asset utilization opportunity. So from a macro sense those are just two areas where there will be greater benefits.


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Laura Champine  - Morgan, Keegan - Analyst

Can you talk at all about -- can you quantify in any way what you think the savings on procurement would be for a combined company at this time?


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Jeff Fettig  - Whirlpool Corp. - Chairman, President, and CEO

Laura, we're not going to give out any specific quantifications of numbers. But again, procurement is just another area where we see an opportunity to leverage our position.


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Laura Champine  - Morgan, Keegan - Analyst

Okay, great. Thank you.


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Operator

Eric Bosshard, Midwest Research.


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Eric Bosshard  - FTN Midwest Ressearch - Analyst

Couple questions for you. First of all, Maytag has been in play -- I think they got their bid from Ripplewood about two months ago. Basically the deal to acquire Maytag per Ripplewood's paperwork suggested (ph) it was a couple weeks back. You are now beyond that expiration which Maytag seems willing to consider. My question is, why today? Why not a month ago or six weeks ago? What has changed that makes you make a bid today?


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Jeff Fettig  - Whirlpool Corp. - Chairman, President, and CEO

When it became clear that Maytag's Board of Directors had decided to sell the company, we internally begun to very comprehensively evaluate this whole situation. We have been very thorough and very methodical. We have really tried to have an extensive internal review, assisted by top legal business and financial advisers. We have worked on this over the last two months and only recently completed our internal assessment based on this publicly-available information.

So we really tried to do our homework quite well, subject to the due diligence that we still have to do. But that really led to our motivation behind this and our rationale, which is, number one, we think it's a great strategic fit. Secondly, we think there's compelling benefits to Whirlpool and Maytag shareholders, trade customers, and our consumers. We do believe it's procompetitive and will enhance competition.

We think it's the best solution to address Maytag business challenges. As I said earlier, we assessed that we had the organizational skills and capacity to do that. So really it was largely a matter of us doing our internal work in determining what we thought was best for our shareholders; and that was our

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Jul. 18. 2005 / 11:00AM, WHR - Whirlpool Corporation Conference Call
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conclusion. So based on that, that is why we submitted our proposal to the
Maytag Board and requested access to go through the formal due diligence process.


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Eric Bosshard  - FTN Midwest Ressearch - Analyst

Great. Secondly, as you have gone through that analysis and evaluation over the past two months, what is the single one or perhaps two areas where you see Maytag has had the greatest struggle that you believe you would be able to provide the solution for?


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Jeff Fettig  - Whirlpool Corp. - Chairman, President, and CEO

Two areas. I think they have been very public, in fact, that they have an uncompetitive cost structure, which we think we can significantly help change over some period of time. Again, it's all the way through the value chain. It is starting from procurement to scale and technology and R&D, to product development, and to manufacturing, purchasing supply chain. The whole what I call the product side of the equation.

Clearly on the infrastructure standpoint there will be opportunities to integrate duplicate activities. There will be savings there. And I think equally compelling has been their performance in the marketplace. Due to going through a difficult period of time, it has been difficult for investment. I think we have a significant amount of innovation we think we can bring to the Maytag brand to really help it become more competitive and appealing in the marketplace.

So I would say it's the efficiency side and it's the marketplace innovation side that are the two big compelling areas that will bring (ph) value.


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Eric Bosshard  - FTN Midwest Ressearch - Analyst

My last question, the math that you did to come up with $17. Can you give us a sense, is this something you expect is accretive in 2006?


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Jeff Fettig  - Whirlpool Corp. - Chairman, President, and CEO

We're not prepared to give any kind of guidance, again, until we complete our work; and we are not prepared to talk about that level of specifics.


--------------------------------------------------------------------------------
Eric Bosshard  - FTN Midwest Ressearch - Analyst

But I am assuming there is an internal analysis on the earnings impact of this transaction.


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Jeff Fettig  - Whirlpool Corp. - Chairman, President, and CEO

There is, but we're not prepared to communicate that.


--------------------------------------------------------------------------------
Operator

David MacGregor, Longbow Research.


--------------------------------------------------------------------------------
David MacGregor  - Longbow Research - Analyst

Congratulations, Jeff. Atta-boys here, I think. Let me zero in on brand positioning. How do you make sense of this from a brand map? Talk a little bit if you could about just what is sort of the positioning strategy for Maytag? You are going to have Jenn-Air; cooking has always been a weak category for Whirlpool, if I can say that. Jenn-Air could potentially, if it were not such an orphaned brand with a little (technical difficulty) resources that could address that particular issue. Amana, you're already pretty busy in refrigeration. Could you talk a little bit about how you make sense of all this?

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Jul. 18. 2005 / 11:00AM, WHR - Whirlpool Corporation Conference Call
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Jeff Fettig  - Whirlpool Corp. - Chairman, President, and CEO

David, obviously, that was, again, one other reason why we have gone through this in a very methodical process over this two-month-plus period of time. One of the important factors, you know how we manage our brands. You know it is based on consumer segmentation and having a clear and specific definition for brands. This was a very important part of that assessment that we went through.

I am not going to speak specifically what some of our preliminary conclusions are, other than to say that we're very positive it fits very well within our brand portfolio and our ability to differentiate them to consumers in the marketplace, which we see as expanding our ability to reach more of the market. Which, again, we think is very procompetitive.


--------------------------------------------------------------------------------
David MacGregor  - Longbow Research - Analyst

Do you think we're heading in a direction commercially where we start offering certain supply channels exclusive brands?


--------------------------------------------------------------------------------
Jeff Fettig  - Whirlpool Corp. - Chairman, President, and CEO

I really can't comment on that right now.


--------------------------------------------------------------------------------
David MacGregor  - Longbow Research - Analyst

Can you talk at all about Home Depot? Maytag is relying on Home Depot for a pretty substantial part of the business. You have -- historically your organization has had some concerns about their retail model. I guess the view has been articulated frequently that if they were to bring that along a little further that you might be comfortable. Are we closer to that point yet?


--------------------------------------------------------------------------------
Jeff Fettig  - Whirlpool Corp. - Chairman, President, and CEO

Again, that's just an area I'm not going to talk about today.


--------------------------------------------------------------------------------
David MacGregor  - Longbow Research - Analyst

Final question, they were pretty clear in the headline of their press release this morning that this was an unsolicited offer. Does that distinction, solicited versus unsolicited, have any bearing on the likelihood of your ability to complete this deal?


--------------------------------------------------------------------------------
Jeff Fettig  - Whirlpool Corp. - Chairman, President, and CEO

That is really just based on the Board, the process the Maytag Board has put in place. So in terms of your question, no, we don't think it does. We have already said that we can meet their conditions. We are presenting them with a superior offer. If we get access to due diligence in an expedient way, we believe we can complete our assessment in a time frame that they have already established for their shareholder meeting. So I don't think that has a big distinction.


--------------------------------------------------------------------------------
David MacGregor  - Longbow Research - Analyst

Okay. Congratulations, Jeff.


--------------------------------------------------------------------------------
Operator

Michael Rehaut, JP Morgan.

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                                                              FINAL TRANSCRIPT
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Jul. 18. 2005 / 11:00AM, WHR - Whirlpool Corporation Conference Call
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--------------------------------------------------------------------------------
Michael Rehaut  - JP Morgan - Analyst

First, just a question on your own manufacturing capacity. I guess your ability to comment on Maytag's may be limited? But can you just give us an idea, in North America and on a worldwide basis, what your current capacity utilization is?


--------------------------------------------------------------------------------
Jeff Fettig  - Whirlpool Corp. - Chairman, President, and CEO

We don't give out that information. It does vary by factory around the world. But generally speaking we try to operate between 80, 90% in any facility around the world. It varies, but that is the range we try to operate in. But we don't give out specific information about individual factories.


--------------------------------------------------------------------------------
Michael Rehaut  - JP Morgan - Analyst

But I guess it was fair to say that you're still currently within that desired range?


--------------------------------------------------------------------------------
Jeff Fettig  - Whirlpool Corp. - Chairman, President, and CEO

It depends on which factory. But in total that would be within our normal operating range.


--------------------------------------------------------------------------------
Michael Rehaut  - JP Morgan - Analyst

In terms of your North American manufacturing capacity, can you just remind us the percent that's union versus nonunion?


--------------------------------------------------------------------------------
Jeff Fettig  - Whirlpool Corp. - Chairman, President, and CEO

It's about half and half.


--------------------------------------------------------------------------------
Michael Rehaut  - JP Morgan - Analyst

In your initial look at Maytag's manufacturing capacity, you know your ability to kind of shift out of some of those high-cost contracted agreements that I think Maytag has had a lot of difficulty in terms of going through; you know, currently having agreements through 2008. I mean, do you have any initial impressions on what flexibility you might have with that?


--------------------------------------------------------------------------------
Jeff Fettig  - Whirlpool Corp. - Chairman, President, and CEO

That's really an area that it's not appropriate for me to comment right now.


--------------------------------------------------------------------------------
Michael Rehaut  - JP Morgan - Analyst

One more question in terms of your proposal, with 50% stock and 50% cash. Obviously there are other proposals out there that are 100% cash. We have in our own model projected you guys at under 40% net debt to cap by the end of this year. Can you comment on any ability or flexibility you might have to shift your proposal to a higher percentage of cash if necessary?


--------------------------------------------------------------------------------
Roy Templin  - Whirlpool Corp. - CFO and EVP

Michael, this is Roy. Let me talk a little bit about it. In terms of the 50/50, quite simply our intention is to deliver $17 of value for a Maytag share. In all of our analysis, as we look at this, the at least 50% cash has many benefits from our perspective. One of course is it allows the Maytag shareholders the ability to participate in the upside of the combination, which Jeff mentioned earlier.

Then from Whirlpool's perspective, based upon the pre-diligence work we have done to date, we balanced credit implications and the EPS impacts of the transaction. But having said that, Michael, as we complete our due diligence the bottom line is we have tremendous flexibility as we work through the process

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Jul. 18. 2005 / 11:00AM, WHR - Whirlpool Corporation Conference Call
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here. We will continue to analyze what we think the optimal mix of consideration will be for all parties involved. So we continue to do our analysis in that area.


--------------------------------------------------------------------------------
Michael Rehaut  - JP Morgan - Analyst

Lastly, I think another person hit on this; but in terms of the timing of this proposal, as you have mentioned you've been looking at this for the last two months pretty intensely. How much of the timing of this and the proposal of this -- certainly it appears to be to some extent a reaction to other bids. If you were to have done this proposal, let's say, six months ago, what has changed in the last six months that -- certainly you could argue that there would be a lot of the same benefits six months ago. Are you, with some of the more recent proposals out there, trying to maintain a certain level of, I would say, presence in the market or boxing out other competitors?


--------------------------------------------------------------------------------
Jeff Fettig  - Whirlpool Corp. - Chairman, President, and CEO

No. He asked what's changed since six months ago. Honestly, the starting point is two months ago is when the Maytag Board decided to put the company for sale. That's what started our process. Since then, again, we have been working very intensely, very diligently, on all the opportunities and alternatives within this situation.

As I said what led to it now were the four or five reasons I explained earlier about what we concluded in our internal assessment. Now we need to complete the due diligence to confirm our internal assessment, and that is what has driven our timing.


--------------------------------------------------------------------------------
Michael Rehaut  - JP Morgan - Analyst

Fair enough. Thank you.


--------------------------------------------------------------------------------
Operator

Jeff Sprague, Smith Barney.


--------------------------------------------------------------------------------
Jeff Sprague  - Smith Barney - Analyst

Jeff, I am thinking you're probably almost out of questions you can answer.


--------------------------------------------------------------------------------
Jeff Fettig  - Whirlpool Corp. - Chairman, President, and CEO

Getting close.


--------------------------------------------------------------------------------
Jeff Sprague  - Smith Barney - Analyst

I think so. Not to parse your words, but kind of following up on that last question, at one point you said you have been working on this for two months plus. It has exactly been a little less than two months by a few days. Were you guys kind of in the early fray on this, before the Ripplewood offer kind of hit the press? Or it all started with that offer?


--------------------------------------------------------------------------------
Jeff Fettig  - Whirlpool Corp. - Chairman, President, and CEO

Jeff, I think you know, in our business -- I mean, we are always looking at what is going on in the industry, evaluating our position, evaluating what is going on within the industry, and so on and so on. I mean, we are always looking at what is going on. But specifically to your question in terms of Maytag's position, it was after they announced they were being sold that we formally organized our process to evaluate that opportunity.

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Jul. 18. 2005 / 11:00AM, WHR - Whirlpool Corporation Conference Call
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--------------------------------------------------------------------------------
Jeff Sprague  - Smith Barney - Analyst

Just one final one. Obviously this is very sensitive and secretive in making your offer this morning; but were you able to make some high-level discrete contacts with people in the FTC or Justice, to kind of get a little sniff test on this? Or is your comfort solely based on your own analysis and the help of your external counsel?


--------------------------------------------------------------------------------
Jeff Fettig  - Whirlpool Corp. - Chairman, President, and CEO

We work through our legal counsel on all that, and that is all I can really say.


--------------------------------------------------------------------------------
Jeff Sprague  - Smith Barney - Analyst

I am going to stop there. I think you pretty much hit it all.


--------------------------------------------------------------------------------
Operator

Felippe Goossens with Credit Suisse First Boston.


--------------------------------------------------------------------------------
Felippe Goossens  - Credit Suisse First Boston - Analyst

Felippe Goossens, Fixed Income Research here. A couple of questions, if I may. The first one. You're currently rated BBB+, Baa1, stable outlook from both agencies. What would be the lowest rating that you would feel comfortable with, in case you need to revise either the price that you're offering or the mix of what you are paying for meeting the mix of equity and cash?


--------------------------------------------------------------------------------
Roy Templin  - Whirlpool Corp. - CFO and EVP

Felippe, this is Roy Templin. Let me answer that question as I best can this morning. We have already had some discussions with the credit rating agencies; and we anticipate, which is standard practice, that we will be placed on credit watch pending the final details of our bid.

Having said that, as I said earlier we feel very strongly our proposal provides balance between both the credit and the EPS implications of this transaction. Felippe, we have modeled as you would expect many, many different scenarios, doing our work to date. We're very comfortable that based upon this work we will have sufficient access to the debt markets to finance this transaction. I'm really not able to go much further than that at this point.


--------------------------------------------------------------------------------
Felippe Goossens  - Credit Suisse First Boston - Analyst

But it's fair to say, at least based on my calculations, that you will do everything you can to maintain that investment-grade rating? Correct, Roy?


--------------------------------------------------------------------------------
Roy Templin  - Whirlpool Corp. - CFO and EVP

Yes.


--------------------------------------------------------------------------------
Felippe Goossens  - Credit Suisse First Boston - Analyst

Then if need be, would you be willing to suspend your share buyback if that is what the agencies would be looking at over the near term?


--------------------------------------------------------------------------------
Roy Templin  - Whirlpool Corp. - CFO and EVP

I'm not prepared; I am not going to comment on that this morning, Felippe.

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                                                              FINAL TRANSCRIPT
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Jul. 18. 2005 / 11:00AM, WHR - Whirlpool Corporation Conference Call
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Felippe Goossens  - Credit Suisse First Boston - Analyst

Okay. Then my other question I had is if the FTC were to ask you to spin off certain brands, are there certain brands that you say these are very critical for this to work for us, that we would not be willing to consider letting go of?


--------------------------------------------------------------------------------
Jeff Fettig  - Whirlpool Corp. - Chairman, President, and CEO

No, that is an area we would not be prepared to comment.


--------------------------------------------------------------------------------
Felippe Goossens  - Credit Suisse First Boston - Analyst

Okay, great. Thanks so much, gentlemen.


--------------------------------------------------------------------------------
Operator

Larry Horan, Parker/Hunter.


--------------------------------------------------------------------------------
Larry Horan  - Parker/Hunter - Analyst

Thanks. All of my questions have already been raised.


--------------------------------------------------------------------------------
Operator

Mark Pumper (ph), Lehman Brothers.


--------------------------------------------------------------------------------
Mark Pumper  - Lehman Brothers - Analyst

Just following up on the questions of the debt rating. As far as funding mix, you've indicated at least a 50% cash component. But it is fair to say that you've got flexibility if acceptable to the Maytag to use a higher equity component?


--------------------------------------------------------------------------------
Larry Venturelli  - Whirlpool Corp. - VP IR

Could you speak up, please? We can barely hear you.


--------------------------------------------------------------------------------
Mark Pumper  - Lehman Brothers - Analyst

I just wanted to check. If you've indicated you will use at least a 50% cash component, but if it's acceptable to Maytag, would you be willing to use a greater mix of equity?


--------------------------------------------------------------------------------
Roy Templin  - Whirlpool Corp. - CFO and EVP

Again, I really do not want to comment on any specifics. I'll just say, based upon the work we have done we feel we have tremendous flexibility to continue to analyze and adjust the optimal mix of consideration for both parties. But I really do not want to speculate on that mix at this point in time.

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Jul. 18. 2005 / 11:00AM, WHR - Whirlpool Corporation Conference Call
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Mark Pumper  - Lehman Brothers - Analyst

Just one other follow-up. As far as the changes in material prices, I mean it has certainly been an issue for Maytag, the sharp increase in steel prices, particularly as a spot buyer. Has their use of spot buying, with the decline in steel pieces, made them any more attractive a target? And you have issues, on your own thoughts, with regard to your contract buying?


--------------------------------------------------------------------------------
Jeff Fettig  - Whirlpool Corp. - Chairman, President, and CEO

Again, I don't know that we can make that assessment until we have access to our due diligence.


--------------------------------------------------------------------------------
Mark Pumper  - Lehman Brothers - Analyst

Thanks very much.


--------------------------------------------------------------------------------
Operator

Tim Fulman (ph), Omega Advisers.


--------------------------------------------------------------------------------
Tim Fulman  - Omega Advisors - Analyst

When you were considering this bid, why do you think it's a better deal for Whirlpool shareholders to buy Maytag, instead of aggressively buying your own, in my view, underrated shares of Whirlpool?


--------------------------------------------------------------------------------
Jeff Fettig  - Whirlpool Corp. - Chairman, President, and CEO

Could you repeat the question? We could barely hear you.


--------------------------------------------------------------------------------
Tim Fulman  - Omega Advisors - Analyst

When you consider this bid financially, just from a perspective of Whirlpool shareholders, why do think it's better to buy Maytag instead of aggressively buying your own shares on the market?


--------------------------------------------------------------------------------
Jeff Fettig  - Whirlpool Corp. - Chairman, President, and CEO

Well, first of all, I think again when we are in a -- as we go through our due diligence and we're able to communicate the benefits of what we see in this, clearly for this we would do what we believe will create the most value for our shareholders over any given period of time. So we have been repurchasing our own shares, because they are -- based on our view of the valuation. And again this is an opportunity we have looked at and we think it has great shareholder value accretion opportunities. I really can't go to (ph) any more depth than that.


--------------------------------------------------------------------------------
Tim Fulman  - Omega Advisors - Analyst

All right. Thank you.


--------------------------------------------------------------------------------
Operator

Due to current time constraints, we have time for one more question. Tom Leneal
(ph) with Barclays.


--------------------------------------------------------------------------------
Tom Leneal  - Barclays - Analyst

Thanks; you have answered all my questions. Thank you.

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                                                              FINAL TRANSCRIPT
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Jul. 18. 2005 / 11:00AM, WHR - Whirlpool Corporation Conference Call
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Operator

I'd like to turn the call back over Mr. to Mr. Venturelli. Please go ahead.


--------------------------------------------------------------------------------
Larry Venturelli  - Whirlpool Corp. - VP IR

We would like to thank you all for joining us today. We will be speaking with you this Thursday at 10:00.


--------------------------------------------------------------------------------
Operator

Thank you. That does conclude today's call. You may disconnect at this time.




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